
September 10, 2018

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

> **Re: GDS Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 29, 2018**
> **File No. 001-37925**

Dear Mr. Wei Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services